

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561**

July 9, 2010

By U.S. Mail and facsimile to (856) 346-8217

Kellye L. Walker
Senior Vice President, General Counsel and Secretary
American Water Works Company, Inc.
1025 Laurel Oak Road
Voorhees, New Jersey 08043

> **Re: American Water Works, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed March 26, 2010**
> **File No. 001-34028**

Dear Ms. Walker:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director